March 26, 2010

Erin Martin
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:	Gulf Shores Investments, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-162177

Dear Mr. Martin:

We represent Gulf Shores Investments, Inc. (“Gulf Shores” or, the “Company,” “we,” “us,” or “our”).  By letter dated March 11, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Amendment No.2 to Form S-1 originally filed on February 17, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1. We have reviewed your response to comment 2 in our letter dated December 7, 2009 and we continue to believe that your registration statement should be filed on Form S-11.  The company on page 11 states that it intends to acquire and lease real estate and, if the real estate market improves, it may look for opportunities to sell the properties.  Thus, the company is acquiring and holding real estate for investment.  See General Instruction A to Form S-11.  Please revise accordingly.

Answer: The Company has further revised its business plan and does not believe it should be filing its registration statement on Form S-11.

2.  We note that under the “contact us” page of your website, www.gulfshoresinvestments.com, you have photographs of real estate properties.  Your disclosure in your prospectus indicates that you do not own any real estate properties at this time.  Therefore, please include a disclaimer on your website that states that you do not own an interest in the properties pictured on your website or advise.

Answer: The Company has revised its website and removed photographs of real estate properties.

3.  We note that the company conducted a private placement after the registration statement was filed.  Please advise us how the investors in the private placement were solicited – whether by the registration statement or through some other means that was not a general solicitation.  Please refer to Securities Act Release No. 33-8828 for guidance.

Answer: This was a typographical error; the Company’s offering was completed in August 2009.  The amended Registration Statement has been revised accordingly.

4.  We note that the board of directors approved a three-for-one forward stock split on January 5, 2010.  Please discuss the purpose of this forward stock split in the prospectus.

Answer: The Company has disclosed that the board of directors approved a three for one forward split to restructure the Company’s capital structure to potentially lead to greater liquidity of the Company’s common stock in the future. In addition, the Board of Directors hopes the forward split will attract potential investors.

5. We note your revised disclosure on pages 10 and 27 that the private placement closed in December 2009 rather than in August 2009.  Please advise us as to why you changed the closing date of the private placement.  Also note that in order to register the shares that were privately placed after the registration statement was filed, such offering would have to be a second private placement.  Please refer to Compliance and Disclosure Interpretation 139.27, Securities Act Section.  Thus, from your current disclosure, it does not appear that the private placement was completed at the time of filing the registration statement.  Please advise.

Answer: This was a typographical error; the Company’s offering was completed in August 2009.  The amended Registration Statement has been revised accordingly.

Summary of Consolidated Financial Information, page 5

6.  We note the column of information from inception through December 31, 2009 is labeled “audited.”  To the extent you choose to label this information as audited, please include the audit opinion and related consent.  Otherwise, pleas revise to remove the “audited” label.

Answer: The column has been revised and “audited” has been added.

Risk Factors, page 6

7.  We note that you currently do not own any real estate properties.  Please include a risk factor that addresses this risk.

Answer: The Company has included the requested risk factor.

“We have limited operating history….,” page 6

8.  We note your response to comment 4 in our letter dated December 7, 2009.  Please revise this risk factor to discuss how the risk of your limited operating history affects your specific business, which is the management and ownership of real estate properties.

Answer: The risk factor has been revised accordingly.

Item 7. Selling Security Holders, page 10

9.  Please revise the table itself to include shares owned by a spouse or minor child as being beneficially owned by the shareholder.   For example, with respect to the row associated with Donna Dreslin, please disclose that she owns 60,003,000 shares and in an accompanying footnote, disclose that she is deemed the beneficial owner of the 60,000,000 shares owned by her husband, Mr. Dreslin.  Please make similar revisions to your beneficial ownership table on page 24.

Answer: The beneficial ownership table has been revised accordingly.

Description of Business, page 15

10.  We note your response to comment 5 in our letter dated December 7, 2009.  Please include similar disclosure about Mr. Dreslin’s experience with real estate in your Description of Business section.

Answer: The Company has added the disclosure regarding Mr. Dreslin’s experience with real estate in the Description of Business section.

Current Operations, page 17

11.  Please explain to us Mr. Matta’s specific real estate experience, particularly his involvement in over $500 million in real estate developments.

Answer: Mr. Matta’s specific real estate experience has been included.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 20.

b. Expense management, page 20

12.  We note your response to comment 10 in our letter dated December 7, 2009 that you have not entered into any written or oral agreements with any shareholders to provide a loan.   Please include this disclosure in the prospectus and, in light of this response, please provide a reasonable basis for your statement on page 20 that, “[t]he Company will be funded by shareholder loans until the Company can secure additional financing.” Also explain how you will be able to fund your operating expenses until you can secure additional financing.

Answer: The Company has removed this disclosure.

c. Achieving positive cash flow, page 20

13.  Please explain why you believe that you will achieve positive cash flow within 180 days from this registration statement.  We note that this is a resale registration statement and the company will not receive proceeds from this offering.

Answer: The Company has removed this disclosure.

d. Creating strategic alliance relationships, page 21

14.  We note your disclosure that you will begin launching a marketing campaign in the fourth quarter of 2009.  Please update this disclosure to indicate if you have begun this campaign and how it was financed.

Answer: The Company has revised this disclosure to indicate the marketing campaign will begin in the second quarter of 2010.

Directors, Executive Officers, Promoters and Control persons, page 22

15.  Please explain in clear, precise language, the term “REO properties.”

Answer: The Company has added the definition of “REO properties” Real Estate Owned properties.

Financial Statements and Notes

June 30, 2009

Statement of Operations, page F-2

16.  Please clarify your basis for not reflecting the three-for-one stock split in your per share computations for the period from inception through June 30, 2009.  Reference is made to paragraph 260.10.55-12 of the FASB Accounting Standards Codification.

Answer: The stock split was not reflected in the financial statements at June 30, 2009 with the audit report dated September 24, 2009 because we are required to present our financial statements in accordance with Generally Accepted Accounting Principles. The stock split was resolved by our Board of Directors almost four months after the report date of our audited financial statements.

December 31, 2009

17.  Please label the financial statements for the period ended December 31, 2009 as “unaudited.”

Answer: The financial statements for the period ended December 31, 2009 have been labeled as “unaudited.”

Note 1 – Summary of Significant Accounting Policies

18.  Please provide an affirmative statement that the financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.  Reference is made to Instruction 2 of Rule 8-03 of Regulation S-X.

Answer: The Company’s management confirms that the financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.

Part II. Information Not Required In The Prospectus, page 27

Item 15. Recent Sales of Unregistered Securities, page 27

19.  We note that you completed a private placement of stock in December 2009 upon reliance of Rule 506 of Regulation D.  Please explain why you did not file a Form D with respect to this issuance.

Answer: The Company’s offering was completed in August 2009 the mention of December was a typographical error.

Item 16. Exhibits and Financial Statement Schedules, page 29

20.  We note your response to comment 13 in our letter dated December 7, 2009 and we reissue it.  It appears that your registration statement should be filed on Form S-11.  Thus, please file a tax opinion with your next amendment as required under Item 601(b)(8) of Regulation S-K.

Answer: The Company has revised its business plan and does not believe a tax opinion is required.

Very truly yours,
ANSLOW & JACLIN LLP
By: /s/ Gregg E. Jaclin_____
       GREGG E. JACLIN